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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-3/A

                               (AMENDMENT NO. 4)
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                               STOLT-NIELSEN S.A.
                              JACOB STOLT-NIELSEN
                (Name of the Issuer and Person Filing Statement)

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                          COMMON SHARES, NO PAR VALUE
                       OPTIONS TO PURCHASE COMMON SHARES
                         (Title of Class of Securities)
                                   L88742108
                     (CUSIP Number of Class of Securities)

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                              ALAN B. WINSOR, ESQ.
                               STOLT-NIELSEN INC.
                            EIGHT SOUND SHORE DRIVE
                              GREENWICH, CT 06836
                                 (203) 625-3667
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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                                    COPY TO:
                              GREGORY PRYOR, ESQ.
                                WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10036
                                 (212) 819-8200

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                                  INTRODUCTION

    This Amendment No. 4 amends and supplements the Rule 13e-3 Transaction Statement filed on January 21, 2000 (as amended and supplemented, the "Schedule 13E-3") relating to an offer by Stolt-Nielsen S.A., a company organized under the laws of Luxembourg (the "Company"), to exchange one Class B Share, no par value (together, the "Class B Shares"), for each outstanding Common Share, no par value (together, the "Common Shares"), and one option to purchase one Class B Share (together, the "Class B Options") for each outstanding option to purchase one Common Share (together, the "Common Options"), on the terms and conditions set forth in the Offering Circular dated January 21, 2000 (the "Offering Circular") and the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Exchange Offer"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offering Circular.

ITEM 16. ADDITIONAL INFORMATION

    Item 16 is hereby amended to add at the end thereof the following information:

    The Exchange Offer expired at 5:00 p.m., New York City time, February 18, 2000. Based on preliminary information provided by the Exchange Agent, a total of 7,918,799 Common Shares were validly tendered (including 2,318,115 Common Shares tendered pursuant to notices of guaranteed delivery).

    On February 21, 2000, the Company issued a press release announcing the expiration of the Exchange Offer and the preliminary results of the Exchange Offer. A copy of the press release is attached hereto as Exhibit (d)(15) and is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

    Item 17 is hereby amended to add the following exhibit:

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
     EXHIBIT NUMBER                                                         DESCRIPTION
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   Exhibit (d)(15)                                     Press release dated February 21, 2000
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2000                               STOLT-NIELSEN S.A.

                                                       By:  /s/ JAN CHR. ENGELHARDTSEN
                                                            -----------------------------------------
                                                            Name: Jan Chr. Engelhardtsen
                                                            Title:  Chief Financial Officer

                                                       JACOB STOLT-NIELSEN

                                                            /S/ JACOB STOLT-NIELSEN
                                                            -----------------------------------------
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                               INDEX TO EXHIBITS

     EXHIBIT NUMBER                                                         DESCRIPTION
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   Exhibit (d)(15)                                     Press release dated February 22, 2000
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